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                 December 16, 2021

       Craig Hurlbert
       Co-Chief Executive Officer
       Local Bounti Corporation/DE
       490 Foley Lane
       Hamilton, MT 59840

                                                        Re: Local Bounti
Corporation/DE
                                                            Registration
Statement on Form S-1
                                                            Filed December 10,
2021
                                                            File No. 333-261578

       Dear Mr. Hurlbert:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Michael Davis at 202-551-4385 or Joe McCann at 202-551-6262 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Albert W. Vanderlaan